UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2006 (February 2, 2006)

Date of Report (Date of earliest event reported)



VINEYARD NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9590 Foothill Boulevard, Rancho Cucamonga, California	91730
(Address of principal executive offices)	(Zip Code)

(909) 987-0177

(Registrant's telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On February 2, 2006, Vineyard National Bancorp released on its website an investor relations presentation for the year ended December 31, 2005. A copy of the presentation is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(a)   Not applicable
(b)   Not applicable.
(c)   The following exhibit is included with this Report:

Exhibit 99.1   Investor Relations Presentation as of December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: February 2, 2005

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer



4th Quarter – Year End 2005

Disclosure

When used in this presentation, filings by Vineyard National Bancorp ("Company") with the Securities and Exchange Commission ("SEC"), or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution you that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Also, the Company wishes to advise you that various risks and uncertainties could affect the Company's financial performance and cause actual results for future periods to differ materially from those anticipated or projected. Specifically, the Company cautions you that important factors could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company, including: general economic conditions in its market area, particularly changes in economic conditions in the real estate industry or real estate values in our market, changes in market interest rates, increased loan prepayments, risk associated with credit quality, and other risks with respect to its business and/or financial results detailed in the Company's press releases and filings with the SEC. You are urged to review the risks described in such releases and filings. The risks highlighted herein should not be assumed to be the only factors that could affect future performance of the Company. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Our Values

Creativity



Flexibility

Integrity







The bottom line…   *It's all about People*

Overview

- Traded on the NASDAQ National Market System [VNBC]

- Market price – closed at $30.84 (December 30, 2005)

- $1.7 billion in assets (December 31, 2005)

- Shares outstanding – approximately 9.4 million (December 31, 2005)

- Market Capitalization – approximately $291 million (December 31, 2005)

- Inside ownership – approximately 18% (December 31, 2005)

- Institutional ownership – approximately 25% (December 31, 2005)

Overview

Price Valuation Measures

○ **Trailing P/E – 16.23**

○ **Forward P/E fiscal year end (fye) Dec. 31, 2006 – 12.49**

○ **Price/Book most recent quarter (mrq) – 3.13**

○ **Stated Book Value Per Share (mrq) – $9.86**

○ **Diluted Book Value Per Share (mrq) – $10.12**

Earnings Estimates

○ **Management's estimate (fye) 2006 - $2.30 - $2.47**
  ♦ **% change from prior year approximately – 20% – 30%**

○ **Analyst coverage – four (4)**
  ♦ **Cohen Bros. & Company**
  ♦ **RBC Capital Markets**
  ♦ **Sandler O'Neill & Partners, L.P.**
  ♦ **Sidoti & Company, LLC**

Financial Highlights



6

Vineyard National Bancorp Summary Results 2003-2005

Bancorp Net Earnings

Dollars shown in all tables are in thousands (except for per share information)

Period-ended	Net Earnings	Diluted Earnings Per Share [1]	Return On Avg. Common Equity
Year to Date Dec. 31, 2005	$18,900	$1.89	21%
Year Ended Dec. 31, 2004	$14,000	$1.55	29%
Year Ended Dec. 31, 2003	$8,000	$1.09	41%

(1) Adjusted for stock dividend, convertible preferred stock and stock split

Vineyard National Bancorp Summary Results 2003-2005

Bank Net Earnings

Dollars shown in all tables are in thousands

Period-ended	Net Earnings	Return on Avg. Assets	Efficiency Ratio
Year to Date Dec. 31, 2005	$23,900	1.54%	45%
Year Ended Dec. 31, 2004	$17,000	1.47%	44%
Year Ended Dec. 31, 2003	$9,300	1.44%	45%

National Recognition


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VINEYARD

2005 RANK (2004 RANK) TICKER STOCK PRICE 8/10/05	EARNINGS-PER-SHARE GROWTH Three-year annual rate RANK	NET INCOME past four quarters (millions)	REVENUE GROWTH Three-year annual rate RANK	REVENUE past four quarters (millions)	TOTAL RETURN Three-year annual rate (color=beat S&P 500)* RANK	P/E current fiscal year est.	COMMENTS
4 VINEYARD NATIONAL BANCORP VNBC $30.29 RANCHO CUCAMONGA, CALIF.	89% 44	$15.4	84% 6	$87.5	98% 4	15	Southern California bank benefiting from real estate boom.

USBanker

August 2005

Beyond Business as Usual

USB's ANNUAL PERFORMANCE RANKING

Top 100 Publicly Traded **Mid-Tier Banks**

Banks & thrifts with less than $10 billion in assets. Ranked by 3-year average ROE.

	Institution	Ticker	Market Value ($M)	Total Assets ($000)	3-Year Avg ROE	3-Year Median EPS Growth	3-Year Avg Total Risk Based Ratio	3-Year Price Performance	ROAE (%)	EPS Growth YoY (%)	Diluted EPS Before Extraordinary ($)	Total Capital Ratio (%)
1	WSFS Financial Corp.	WSFS	383	2,502,956	**42.1**	31.4	17.8	245.8	13.6	31.4	3.39	15.34
2	Westamerica Bancorp	WABC	1,709	4,737,268	**29.0**	8.1	11.6	47.4	28.8	2.8	2.93	12.46
3	Oriental Financial Group	OFG	575	3,725,695	**27.0**	32.7	28.6	153.2	25.7	15.5	2.53	38.69
4	Vineyard National Bancorp	VNBC	267	1,311,497	**24.6**	108	15.4	1022.9	23.5	42.2	1.55	14.6
5	TrustCo Bank Corp NY	TRST	841	2,863,834	**23.9**	6.5	17.7	9.7	25.3	7.1	0.75	18.37

9

Other Achievements

○ Stock appreciation growth over 2,291% (Oct. 2000 thru 4th quarter 2005)

○ Inclusion in the Russell 2000 index

○ Alumni inclusion in Sandler O'Neill's "2005 Bank and Thrift Sm-All Stars"

○ 2004 - Rated "Market Cap Champion" by Carpenter & Company $1 billion - $10 billion Asset Class, one and three year stock appreciation

○ July 2004 ranked tenth within the "Top 200 Publicly Traded Community Banks" by US Banker

○ Listed in Sandler O'Neill's "2004 Bank and Thrift Sm-All Stars" for both performance and valuation

The Inland Empire…

○ **Represents the counties of Riverside and San Bernardino, one of the fastest growing regions in the United States**

○ **Major distribution hub for goods coming in through the Los Angeles Harbors**

○ **Availability of "affordable" and buildable land for housing, commercial and retail development in support of the Los Angeles and Orange County regions**

○ **Intersection or half way point between: Los Angeles and Palm Desert, Pomona Valley and Temecula Valley, Newport Coast and Coachella Valley**

What Makes Vineyard Unique?





Our Vision

We are a community bank dedicated to relationships and the experiences we create

13



❖**Organization and Operating Strategies**

Key Strategic Drivers

○ **Diverse asset base and organizational structure**

○ **Operating efficiency**

○ **Operate within 20 unique markets**

○ **Development and enhancement of 10 specialty products**

○ **Branding and Marketing of the Vineyard Franchise**
- ♦ In target geographic markets
- ♦ In target product markets

Assets



Total Assets	YE 2000	YE 2001	YE 2002	YE 2003	YE 2004	YE 2005
	$110,700	$191,700	$385,900	$888,000	$1,312,500	$1,713,600

Dollars in thousands

Lending & Funding Strategies

○ **Organized by specialty groups**

- ♦ SFR Coastal and Tract Construction
- ♦ Income Property (commercial and multi-family)
- ♦ Commercial and Business Banking
- ♦ SBA Lending
- ♦ Religious Financial Services

○ **Organic deposit growth**

- ♦ Community positioning and expansion within current markets
- ♦ Acquisition of teams within new growth markets

○ **Organic lending growth**

- ♦ Expansion of existing markets
- ♦ Acquisition of new teams in new markets

○ **Acquisition of complete delivery systems in new markets**

- ♦ San Diego, Marin & Irvine

○ **Acquisition of existing institutions based on the Company's strategic drivers**

Lending & Funding Strategies

○ **Community Banking**

- ♦ **Originally organized and focused on community-based deposits**
- ♦ **Now looking to broaden our reach by expanding disciplines to our community banking base**
  - ○ Broaden Commercial and Business Banking
  - ○ Expand Private Banking and Entrepreneur Services
  - ○ Enhance Corporate Cash Management and Community Banking

○ **Deposit Market Share**

- ♦ **Desired level of 20%, with a minimum target of 10% in each of the communities we serve.**
  - ○ 7 out of 11 capture 10% minimum target
  - ○ 3 out of 11 capture more than 20%

Total Loans and Deposits



	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
■ Net Loans	$78,700	$136,200	$250,300	$589,600	$1,015,000	$1,359,300
■ Total Deposits	$99,600	$159,400	$287,500	$603,300	$965,500	$1,277,000

Dollars in thousands

19

Capital Strategy

- **Support Organic Growth**

- **Efficient tools for effective execution and purpose**
  - ♦ **Shelf registration – $125 million**
  - ♦ **PIPE**
  - ♦ **Trust preferred**
  - ♦ **Strategic acquisition**
    - ○ Reduce funding costs
    - ○ Accretive to earnings

- **Minimal dilutive impact to shareholders**

- **Maintain consistent capital ratios**
  - ♦ **Holding Company**
  - ♦ **Bank**

Bank Capital Adequacy Ratios



	Dec. 2000	Dec. 2001	Dec. 2002	Dec. 2003	Dec. 2004	Dec. 2005
Leverage Capital	8.4%	12.5%	11.6%	10.3%	11.3%	11.7%
Tier 1 Capital	10.4%	15.1%	13.9%	12.7%	12.4%	12.2%
Total Capital	11.3%	16.1%	15.0%	13.9%	13.5%	13.1%

21



Strategic Focus

Our future is as diverse as our markets

VINEYARD
NATIONAL BANCORP

Our Markets

- Full Service Banking Center
- Loan Production Office


San Gabriel Valley
Crestline
Lake Arrow
Palm Desert
West Side
Irwindale
La Verne
Rancho Cucamonga
Diamond Bar
Orange County
Chino
Manhattan Beach
Anaheim
Temecula Valley
Corona
North San Diego
Carlsbad

Orange County

- Irvine/Newport
  - Capture new funding/depository relationships
    - Commercial and Business Banking
    - Private Banking and Entrepreneur Services
    - Cash Management and Community Banking
  - Expand existing lending products
    - Commercial Income Property Lending
    - High-end SFR Construction Lending

- Anaheim LPO
  - Expand and enhance lending products
    - Commercial Income Property Lending
    - SBA Lending
    - High-end SFR Construction Lending

North San Diego

○ **San Diego**

  ♦ **Capture new funding/depository relationships**

   ○ Commercial and Business Banking

   ○ Private Banking and Entrepreneur Services

   ○ Cash Management and Community Banking

  ♦ **Expand existing lending products**

   ○ Commercial Income Property Lending

   ○ High-end SFR Construction Lending

   ○ SBA Lending

○ **Carlsbad LPO**

  ♦ **Expand and enhance lending products**

   ○ High-end SFR Construction Lending

   ○ Commercial Income Property Lending

   ○ SBA Lending

West Side/Los Angeles County

- **Manhattan Beach**
  - **Capture new funding/depository relationships**
    - Commercial and Business Banking
    - Private Banking and Entrepreneur Services
    - Cash Management and Community Banking
  - **Expand existing lending products**
    - Commercial Income Property Lending
    - High-end SFR Construction Lending
    - SBA Lending

San Gabriel Valley

○ **Expand "Established Market" presence along San Gabriel Valley Corridor**

  ♦ **Commercial Accounts with Established deposit base**

  ♦ **Commercial & Business Lending**

  ♦ **Corporate Cash Management Expansion**

Temecula Valley

○ **Expand and enhance lending products**
  - ♦ **Tract Construction Lending**
  - ♦ **Commercial Income Property Lending**
  - ♦ **SBA Lending**
  - ♦ **Capture High-end SFR Construction Lending**

Palm Desert

○ **Capture new marketplace within Palm Desert community**
- ♦ **Expand Tract Construction Lending**
- ♦ **Expand Commercial Income Property Lending**
- ♦ **SBA Lending**
- ♦ **Capture High-end SFR Construction Lending**

○ **Possible de Novo branching**
- ♦ **Acquisitions of local in-market relationship professionals**
- ♦ **Capture new funding/depository relationships**
- ♦ **Capture deposit market share**
  - ○ Commercial and Business Banking
  - ○ Private Banking and Entrepreneur Services
  - ○ Cash Management and Community Banking

San Rafael/Marin County

- ⦿ Full Service Banking Center
- ■ Loan Production Office


Santa Rosa
Napa
San Rafael
San Francisco
Oakland
San Mateo

San Rafael/Marin County

- **LPO/Branch applications approved**
  - ♦ **LPO opened September 2005**
  - ♦ **Capture new lending relationships**
  - ♦ **Expand and enhance existing lending products**
    - Commercial Income Property Lending
    - High-end SFR Construction Lending
    - Tract construction lending
    - SBA Lending

- **Full Service Banking Center – March 2006**
  - ♦ **Capture new depository/funding relationships**
  - ♦ **Expand and enhance lending products**
    - Commercial and Business Banking
    - Private Banking and Entrepreneur Services
    - Cash Management and Community Banking



❖ **Summary Thoughts**

2000 - 2005 "CAGR" Compounded Annual Growth Rate



	Net Loans	Assets	Deposits	Net Income	Diluted EPS
CAGR	77%	73%	67%	98%	66%

Earnings



Net Income	2000	2001	2002	2003	2004	2005
	$600	$1,200	$3,000	$8,000	$14,000	$18,900

Dollars in thousands

34

Earnings –
Return on Average Common Equity



Summary Thoughts

○ The Bank continues to assemble talented, and well-established professionals driven on value-added, relationship banking

○ The Company continues to deliver returns to its shareholders by providing properly incented product groups within a unique distribution network

○ The Company and the Bank will continue to focus on what our customers need and strive to deliver results which exceed expectations

Employees, Customers, Investors….

"PEOPLE are our most valuable asset"

